Exhibit 99.1

AMERICAS GOLD AND SILVER CORPORATION

Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Americas Gold and Silver Corporation
Condensed interim consolidated statements of financial position
(In thousands of U.S. dollars, unaudited)

	September 30,	December 31,
As at	2020	2019
Assets
Current assets
Cash and cash equivalents	$22,812	$19,998
Trade and other receivables (Note 6)	3,067	5,269
Inventories (Note 7)	7,281	7,159
Prepaid expenses	2,784	1,914
Derivative instruments (Note 21)	58	585
	36,002	34,925
Non-current assets
Restricted cash	3,985	4,007
Inventories (Note 7)	981	1,339
Property, plant and equipment (Note 8)	238,658	190,389
Deferred tax assets (Note 20)	-	343
Total assets	$279,626	$231,003

Liabilities
Current liabilities
Trade and other payables	$19,164	$22,709
Deferred revenue (Note 9)	3,892	2,029
Derivative instruments (Note 21)	2,124	4,440
Loan payable (Note 11)	5,723	-
Glencore pre-payment facility (Note 12)	3,362	5,602
Government loan (Note 13)	379	-
	34,644	34,780
Non-current liabilities
Other long-term liabilities	5,270	5,645
Deferred revenue (Note 9)	20,287	22,978
Convertible debenture (Note 10)	9,949	9,935
Government loan (Note 13)	4,120	-
Post-employment benefit obligations	13,594	10,137
Decommissioning provision	8,256	7,765
Deferred tax liabilities (Note 20)	314	750
Total liabilities	96,434	91,990

Equity
Share capital (Note 14)	346,258	284,673
Equity reserve	40,239	38,061
Foreign currency translation reserve	7,118	6,695
Deficit	(221,409)	(203,138)
Attributable to shareholders of the Company	172,206	126,291
Non-controlling interests (Note 16)	10,986	12,722
Total equity	$183,192	$139,013

Total liabilities and equity	$279,626	$231,003

Contingencies (Note 23), Subsequent events (Note 24)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation
Condensed interim consolidated statements of loss and comprehensive loss
(In thousands of U.S. dollars, except share and per share amounts, unaudited)

	For the three-month period ended		For the nine-month period ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019

Revenue (Note 17)	$7,347	$12,525	$19,215	$45,287

Cost of sales (Note 18)	(7,184)	(14,461)	(24,543)	(41,661)
Depletion and amortization (Note 8)	(1,802)	(3,503)	(5,855)	(10,395)
Care and maintenance costs	(1,887)	(135)	(4,484)	(332)
Corporate general and administrative (Note 19)	(1,560)	(1,904)	(5,266)	(5,801)
Transaction costs (Note 5)	-	(284)	(23)	(2,441)
Exploration costs	(1,099)	(864)	(3,298)	(1,830)
Accretion on decommissioning provision	(34)	(53)	(130)	(157)
Interest and financing income (expense)	(84)	8	(272)	(1,672)
Foreign exchange gain (loss)	(141)	(282)	587	1
Gain on disposal of assets (Note 8)	-	-	65	-
Gain (loss) on derivative instruments (Note 10 and 21)	292	439	2,342	(140)
Gain on derivative warrant liability	-	-	-	46
Loss before income taxes	(6,152)	(8,514)	(21,662)	(19,095)
Income tax recovery (expense) (Note 20)	(31)	(278)	618	(505)
Net loss	$(6,183)	$(8,792)	$(21,044)	$(19,600)

Attributable to:
Shareholders of the Company	$(5,211)	$(8,792)	$(16,476)	$(19,600)
Non-controlling interests	(972)	-	(4,568)	-
Net loss	$(6,183)	$(8,792)	$(21,044)	$(19,600)

Other comprehensive income (loss)
Items that will not be reclassified to net loss
Remeasurement of post-employment benefit obligations	$485	$-	$(2,991)	$-
Items that may be reclassified subsequently to net loss
Foreign currency translation reserve	(44)	133	423	(515)
Other comprehensive income (loss)	441	133	(2,568)	(515)
Comprehensive loss	$(5,742)	$(8,659)	$(23,612)	$(20,115)

Attributable to:
Shareholders of the Company	$(4,964)	$(8,659)	$(17,848)	$(20,115)
Non-controlling interests	(778)	-	(5,764)	-
Comprehensive loss	$(5,742)	$(8,659)	$(23,612)	$(20,115)

Loss per share attributable to shareholders of the Company
Basic and diluted	(0.05)	(0.11)	(0.17)	(0.29)

Weighted average number of common shares outstanding
Basic and diluted (Note 15)	108,899,291	81,437,739	99,278,465	66,860,075

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation
Condensed interim consolidated statements of changes in equity
For the nine-month periods ended September 30, 2020 and 2019
(In thousands of U.S. dollars, except share amounts in thousands of units, unaudited)

						Foreign
	Share capital					currency		Attributable	Non-
	Common		Preferred		Equity	translation		to shareholders	controlling	Total
	Shares	Amount	Shares	Amount	reserve	reserve	Deficit	of the Company	interests	equity

Balance at January 1, 2020	86,607	$284,512	104	$161	$38,061	$6,695	$(203,138)	$126,291	$12,722	$139,013
Net loss for the period	-	-	-	-	-	-	(16,476)	(16,476)	(4,568)	(21,044)
Other comprehensive income (loss) for the period	-	-	-	-	-	423	(1,795)	(1,372)	(1,196)	(2,568)
Contribution from non-controlling interests	-	-	-	-	-	-	-	-	4,028	4,028
At-the-market offering	9,015	14,276	-	-	-	-	-	14,276	-	14,276
May bought deal public offering	10,270	19,130	-	-	-	-	-	19,130	-	19,130
September bought deal public offering	10,205	28,042	-	-	-	-	-	28,042	-	28,042
Warrants issued on financing transaction costs	-	-	-	-	185	-	-	185	-	185
Share-based payments	-	-	-	-	2,053	-	-	2,053	-	2,053
Conversion of preferred shares	104	161	(104)	(161)	-	-	-	-	-	-
Exercise of options and deferred share units	47	137	-	-	(60)	-	-	77	-	77
Balance at September 30, 2020	116,248	$346,258	-	$-	$40,239	$7,118	$(221,409)	$172,206	$10,986	$183,192

Balance at January 1, 2019	43,402	$212,943	-	$-	$34,837	$6,541	$(170,125)	$84,196	$-	$84,196
Net loss for the period	-	-	-	-	-	-	(19,600)	(19,600)	-	(19,600)
Other comprehensive loss for the period	-	-	-	-	-	(515)	-	(515)	-	(515)
San Felipe property option transaction costs	452	600	-	-	-	-	-	600	-	600
Acquisition of Pershing Gold Corporation	24,849	38,604	3,678	5,714	1	-	-	44,319	-	44,319
Subscription agreement with Sandstorm Gold Ltd.	4,785	7,371	-	-	-	-	-	7,371	-	7,371
Conversion of convertible loans payable	2,764	4,284	-	-	-	-	-	4,284	-	4,284
Warrants issued on acquisition transaction costs	-	-	-	-	471	-	-	471	-	471
Warrants issued on financing transaction costs	-	-	-	-	149	-	-	149	-	149
Reclassification of derivative warrant liability	-	-	-	-	680	-	-	680	-	680
Non-brokered private placement	3,955	9,468	-	-	141	-	-	9,609	-	9,609
Share-based payments	-	-	-	-	1,729	-	-	1,729	-	1,729
Exercise of options, warrants, and deferred share units	2,420	4,427	-	-	(1,626)	-	-	2,801	-	2,801
Balance at September 30, 2019	82,627	$277,697	3,678	$5,714	$36,382	$6,026	$(189,725)	$136,094	$-	$136,094

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation
Condensed interim consolidated statements of cash flows
For the nine-month periods ended September 30, 2020 and 2019
(In thousands of U.S. dollars, unaudited)

	September 30,	September 30,
	2020	2019
Cash flow generated from (used in)

Operating activities
Net loss for the period	$(21,044)	$(19,600)
Adjustments for the following items:
Depletion and amortization	5,855	10,395
Income tax expense (recovery)	(618)	505
Accretion and decommissioning costs	130	157
Share-based payments	2,053	1,820
Provision on other long-term liabilities	55	27
Deferred costs on convertible loans	-	745
Deferred costs on convertible debenture	14	59
Deferred revenue	-	10,000
Cash received from (payments to) bond on decommissioning costs	(3)	485
Net charges on post-employment benefit obligations	466	247
Loss (gain) on derivative instruments	(1,789)	1,182
Gain on derivative warrant liability	-	(46)
	(14,881)	5,976
Changes in non-cash working capital items:
Trade and other receivables	2,545	2,439
Inventories	236	9
Prepaid expenses	(870)	(640)
Trade and other payables	(3,432)	(930)
Net cash genreated from (used in) operating activities	(16,402)	6,854

Investing activities
Expenditures on property, plant and equipment	(9,364)	(8,217)
Development costs on Relief Canyon Mine	(42,304)	(19,246)
San Felipe property option payments	-	(1,500)
Cash received from altrnative minimum tax credits	-	344
Investment in convertible loan receivable	-	(800)
Cash from acquisition of Pershing Gold Corporation	-	241
Net cash used in investing activities	(51,668)	(29,178)

Financing activities
Repayments to Glencore pre-payment facility	(2,240)	(4,108)
Lease payments	(2,556)	(216)
Financing from convertible debenture	-	10,000
Share issuance from private placement	-	10,000
Share issuance from subscription agreement	-	7,371
At-the-market offering	14,276	-
May bought deal public offering	19,315	-
September bought deal public offering	28,042	-
Loan payable	5,000	-
Government loan	4,499	-
Proceeds from exercise of options and warrants	72	2,801
Contribution from non-controlling interests	4,028	-
Net cash generated from financing activities	70,436	25,848

Effect of foreign exchange rate changes on cash	448	(522)
Increase in cash and cash equivalents	2,814	3,002
Cash and cash equivalents, beginning of period	19,998	3,464
Cash and cash equivalents, end of period	$22,812	$6,466

Cash and cash equivalents consist of:
Cash	$22,812	$6,466
Term deposits	-	-
	$22,812	$6,466

Interest paid during the period	$1,272	$865

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2020 and 2019
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

1.  Corporate information

Americas Gold and Silver Corporation (the “Company") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York Stock Exchange American under the symbol “USAS”.

The condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2020 were approved and authorized for issue by the Board of Directors of the Company on November 13, 2020.

2.  Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Handbook of Chartered Professional Accountants of Canada applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2019. In particular, the Company’s significant accounting policies were summarized in Note 3 of the consolidated financial statements for the year ended December 31, 2019 and have been consistently applied in the preparation of these condensed interim consolidated financial statements. These unaudited condensed interim consolidated financial statements were prepared on a going concern basis.

3.  Changes in accounting policies and recent accounting pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods.

4.  Significant accounting judgments and estimates

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at and for the year ended December 31, 2019.

The Company has been closely monitoring developments in the COVID-19 outbreak declared as a global pandemic on March 11, 2020. Preventive measures to ensure the safety of the Company’s workforce and local communities have been implemented and there have been no outbreaks of COVID-19 at any of the Company’s operations to date. All of the Company’s mining and corporate operations continue to operate with the exception of mining operations in Cosalá halted by illegal blockade. The Company continues to manage and respond to COVID-19 to mitigate and minimize potential impacts of this global pandemic, in addition to other uncertainties, such as the price of commodities, gold recovery from Relief Canyon Mine, and illegal blockade at the Cosalá Operations placed under care and maintenance.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2020 and 2019
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

5.  Acquisition of Pershing Gold Corporation

On April 3, 2019, the Company obtained control and completed the acquisition of Pershing Gold Corporation (“Pershing Gold”) via an agreement and plan of merger dated September 28, 2018. The merger was completed by the Company acquiring all the outstanding common and preferred shares of Pershing Gold through exchanging each outstanding Pershing Gold common share for 0.715 common shares of the Company and exchanging each outstanding Pershing Gold preferred share for 461.44 common or preferred shares of the Company. Outstanding Pershing Gold options and restricted share units were exchanged for the Company’s common share considerations and outstanding Pershing Gold warrants became exercisable for the Company’s common shares under the same exchange ratio.

The merger has been accounted for as a business combination with the Company identified as the acquirer for accounting purposes.

The consideration paid is calculated as follows:

Non-diluted Pershing Gold common shares outstanding, April 3, 2019	33,686,921
Implicit share exchange ratio	0.715
The Company's common shares exchanged for Pershing Gold common shares	24,085,928
The Company's common share price, April 3, 2019 (USD)	1.55
Total common share consideration	$37,418
Consideration on the exchange of Pershing Gold for the Company's equity instruments:
Preferred shares exchanged for common shares	383
Preferred shares exchanged for preferred shares	5,714
Restricted share units exchanged for common shares	803
Warrants exchanged for warrants	1
Total equity consideration	44,319
Pre-existing convertible loan from the Company to Pershing Gold	2,913
Total consideration	$47,232

The purchase price allocation is as follows:

Cash and cash equivalents	$241
Prepaid expenses	609
Restricted cash	3,787
Property, plant and equipment	49,272
Trade and other payables	(5,454)
Decommission provision	(1,223)
Net assets acquired	$47,232

The acquisition of Pershing Gold by the Company was completed on April 3, 2019. As of the date of these consolidated financial statements, the determination of fair value of assets and liabilities acquired has been finalized.

6.  Trade and other receivables

	September 30,	December 31,
	2020	2019

Trade receivables	$1,433	$4,560
Value added taxes receivable	867	636
Other receivables	767	73
	$3,067	$5,269

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2020 and 2019
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

7.  Inventories

	September 30,	December 31,
	2020	2019

Concentrates	$1,392	$1,292
Current ore stockpiles	607	497
Spare parts and supplies	5,282	5,370
	7,281	7,159
Long-term ore stockpiles	981	1,339
	$8,262	$8,498

The amount of inventories recognized as an expense was $7.2 million during the three-month period ended September 30, 2020 (2019: $14.5 million) and $24.5 million during nine-month period ended September 30, 2020 (2019: $41.7 million).  The concentrates and ore stockpiles, and spare parts and supplies write-down to net realizable value included in cost of sales was nil and nil, respectively, during the three-month period ended September 30, 2020 (2019: $0.3 million and nil, respectively) and $0.9 million and nil, respectively, during the nine-month period ended September 30, 2020 (2019: $0.9 million and nil, respectively).

8.  Property, plant and equipment

					Corporate
	Mining	Non-producing	Plant and	Right-of-use	office
	interests	properties	equipment	lease assets	equipment	Total

Cost
Balance at January 1, 2019	$113,428	$-	$54,542	$-	$95	$168,065
Acquisition of Pershing Gold	-	34,335	14,927	-	10	49,272
Asset additions	7,600	11,236	19,936	7,358	17	46,147
Change in decommissioning provision	93	2,510	-	-	-	2,603
Reclassification	-	9,263	(343)	343	-	9,263
Balance at December 31, 2019	121,121	57,344	89,062	7,701	122	275,350
Asset additions	5,524	34,590	11,337	2,189	112	53,752
Change in decommissioning provision	5	367	-	-	-	372
Balance at September 30, 2020	$126,650	$92,301	$100,399	$9,890	$234	$329,474

Accumulated depreciation
and depletion
Balance at January 1, 2019	$41,610	$-	$29,964	$-	$49	$71,623
Depreciation/depletion for the period	8,605	-	4,415	305	13	13,338
Balance at December 31, 2019	50,215	-	34,379	305	62	84,961
Depreciation/depletion for the period	2,988	-	2,634	215	18	5,855
Balance at September 30, 2020	$53,203	$-	$37,013	$520	$80	$90,816

Carrying value
at December 31, 2019	$70,906	$57,344	$54,683	$7,396	$60	$190,389
at September 30, 2020	$73,447	$92,301	$63,386	$9,370	$154	$238,658

As at January 1, 2019, the Company recognized $0.9 million of right-of-use assets from leases upon adoption of IFRS 16 using the modified retrospective approach, where $0.1 million were from the Cosalá Operations, $0.3 million were from the Galena Complex, and $0.5 million were from Corporate and Other. The associated lease liabilities were classified into trade and other payables and other long-term liabilities in the consolidated statement of financial position.

On March 2, 2017, the Company entered into an option acquisition agreement with Impulsora Minera Santacruz S.A. de C.V., a wholly-owned subsidiary of Santacruz Silver Mining Ltd. (“Santacruz”), to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico. As at December 31, 2018, the property purchase option was reclassified as an asset held-for-sale as its carrying amount will be recovered principally through sale. A write-down of $3.7 million was recorded for the year-ended December 31, 2018 to measure the asset held-for-sale at the lower of its carrying amount of $10.6 million and fair value less estimated costs to sell of $6.9 million. The Company made three of the remaining eight contractual quarterly option payments of $0.75 million to Hochschild during the year ended December 31, 2019. As at December 31, 2019, the property purchase option was reclassified to property, plant and equipment as its carrying amount of $9.3 million will be recovered principally through continuing use. On July 9, 2020, the Company has agreed with Hochschild to settle its remaining contractual option payments through issuance of the Company’s common shares to acquire the 100% interest of the San Felipe property (see Note 24). As at September 30, 2020, the carrying amount of the property purchase option was $9.3 million.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2020 and 2019
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. No impairment or impairment reversal were identified for the nine-month period ended September 30, 2020 for each of the Company’s cash-generating unit, including non-producing properties and properties placed under care and maintenance.

The Company recognized a gain of approximately $0.1 million in the second quarter of 2020 related to proceeds received through the sale of plant and equipment.

The amount of borrowing costs capitalized as property, plant and equipment was $1.1 million during the three-month period ended September 30, 2020 (2019: $0.2 million) and $2.6 million during the nine-month period ended September 30, 2020 (2019: $0.3 million).

The carrying amount of property and equipment from the developing Relief Canyon Mine is approximately $38.8 million as at September 30, 2020.

9.  Deferred revenue

On April 3, 2019, the Company entered into a $25 million precious metals delivery and purchase agreement (the “Purchase Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) for the construction and development of Pershing Gold’s Relief Canyon Mine. The Purchase Agreement consists of a combination of fixed and variable deliveries from the Relief Canyon Mine. The Purchase Agreement has a repurchase option for the Company exercisable at any time to reduce the variable deliveries to Sandstorm from 4% to 2% by delivering 4,000 ounces of gold plus additional ounces of gold compounded annually at 10%. On initial recognition and as at September 30, 2020, the fair value of the repurchase option was nil.

The Company recorded the advances received on precious metals delivery, net of transaction costs, as deferred revenue and will recognize the amounts in revenue as performance obligations to metals delivery are satisfied over the term of the metals delivery and purchase agreements. The advances received on precious metals delivery is expected to reduce to nil through deliveries of the Company’s own production to Sandstorm. The Company determined the amortization of deferred revenue on a per unit basis to be equal to the expected total deliveries of gold ounces over the term of the precious metals delivery and purchase agreements.

Interest expense of $0.4 million was capitalized as borrowing costs to property, plant and equipment during the three-month period ended September 30, 2020 (2019: $0.1 million) and $1.4 million (2019: $0.1 million ) during the nine-month period ended September 30, 2020 in connection with the accretion of a significant financing component determined from the advances received on precious metals delivery.

The following are components of deferred revenue as at September 30, 2020:

Advances received	$25,000
Recognition of revenue	(1,719)
Deferred revenue	23,281
Deferred transaction costs	(428)
Accretion on significant financing component	1,326
Net deferred revenue	24,179
Less: current portion	(3,892)
Non-current portion	$20,287

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2020 and 2019
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

10.  Convertible debenture

On April 3, 2019, the Company issued a $10 million convertible debenture (the “Convertible Debenture”) to Sandstorm due April 3, 2023 with interest payable at 6% per annum and repayable at the Company’s option prior to maturity. The funds available under the Convertible Debenture included the principal amount of the $3 million unsecured, promissory note previously issued to Sandstorm by the Company.

The Convertible Debenture may be converted into common shares of the Company at Sandstorm’s option at a conversion price of $2.14 and may be prepaid at the Company’s option at any time prior to the maturity date. The Company recorded a net derivative liability of nil on initial recognition based on the estimated fair value of the conversion and prepayment option and recognized a gain of $0.2 million in the consolidated statements of loss and comprehensive loss for the three-month period ended September 30, 2020 (2019: nil) and a gain of $2.3 million during the nine-month period ended September 30, 2020 (2019: loss of $1.6 million) as a result of the change in the estimated fair value of the conversion and prepayment option.

Interest expense of $0.2 million was capitalized as borrowing costs to property, plant and equipment for the three-month period ended September 30, 2020 (2019: $0.1 million), and $0.5 million (2019: $0.2 million) during the nine-month period ended September 30, 2020 in connection with the Convertible Debenture.

The initial fair value of the principal portion of the Convertible Debenture was determined using a market interest rate for an equivalent non-convertible instrument at the issue date. The principal portion is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity. The remainder of the proceeds are allocated to the conversion option.

11.  Loan payable

On January 16, 2020, the Company entered into a $5 million precious metals delivery and purchase agreement with Macquarie Bank Ltd. (“Macquarie”) for working capital purposes at the Relief Canyon Mine to be settled through monthly fixed deliveries of gold production ounces commencing July 31, 2020.

On July 31, 2020, the Company amended the $5 million precious metals delivery and purchase agreement with Macquarie to a secured loan payable settled through monthly fixed cash payments totaling $7.2 million payable over a 6 month period commencing October 2020, among other terms (the “Loan Payable”). The Company also entered into gold collar options over the same period as the fixed cash payments and recorded a net derivative asset of nil on initial recognition based on the estimated fair value of the gold collar options and recognized a gain of $0.1 million in the consolidated statements of loss and comprehensive loss for the three-month and nine-month periods ended September 30, 2020 as a result of the change in the estimated fair value of the gold collar options.

Interest expense of $0.5 million was capitalized as borrowing costs to property, plant and equipment for the three-month period ended September 30, 2020, and $0.7 million during the nine-month period ended September 30, 2020 in connection with the Loan Payable.

12.  Glencore pre-payment facility

On January 29, 2017, the Company entered into a pre-payment facility for $15.0 million with Metagri S.A. de C.V., a subsidiary of Glencore PLC (“Glencore”), to fund a portion of the development costs for the San Rafael project within the Cosalá district of Sinaloa, Mexico (the “Pre-Payment Facility”). The Pre-Payment Facility was drawn in full on March 30, 2017, has a term of four years at an interest of U.S. LIBOR rate plus 5% per annum, and is secured by a promissory note in the amount of up to $15.0 million issued by the Company, a corporate guarantee in favour of Glencore, and limited asset level security on the San Rafael project. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from the San Rafael Mine where Glencore will pay for the concentrates at the prevailing market prices for silver, zinc and lead, less customary treatment, refining and penalty charges. Repayment of principal on the Pre-Payment Facility began in January 2018 as an additional tonnage charge on shipments of concentrate where $3.9 million and $5.5 million were paid during the year ended December 31, 2018, and 2019, respectively. The Company paid $2.2 million during the nine-month period ended September 30, 2020.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2020 and 2019
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

13.  Government loan

On May 11, 2020, the Company received approximately $4.5 million in loan through the Paycheck Protection Program from the U.S. CARES Act (the “Government Loan”) to assist with payroll and other expenses at the Galena Complex during the COVID-19 pandemic. The Government Loan has a term of two years at an interest rate of 1% per annum and may be forgiven if proceeds are used for payroll and other specifically defined expenses and employee and compensation levels are maintained. The Government Loan will be recognized as a reduction of related payroll and other expenses incurred once forgiveness is reasonably assured.

14.  Share capital

On April 3, 2019, the Company entered into a subscription agreement with Sandstorm to issue $10 million CAD of the Company’s common shares based on the 5-day volume weighted average price at approximately $2.09 CAD per share, resulting in the issuance of 4,784,689 of the Company’s common shares.

On July 26, 2019, the Company closed a non-brokered private placement with Mr. Eric Sprott for gross proceeds of $10 million through issuance of 3,955,454 of the Company’s common shares priced at approximately $3.30 CAD per share. As part of the non-brokered private placement, $0.4 million in transaction costs was incurred and 118,664 warrants were issued to the Company’s advisor where each warrant is exercisable for one common share at an exercise price of $3.37 CAD for a period of three years starting July 25, 2019.

On April 16, 2020, the Company closed an at-the-market offering agreement (the “February 2020 ATM Agreement”) for gross proceeds of $15.0 million through issuance of 9,014,953 common shares. As part of the February 2020 ATM Agreement, approximately $0.7 million in transaction costs were incurred and offset against share capital.

On May 13, 2020, the Company completed a bought deal public offering of 10,269,500 common shares at a price of $2.80 CAD per common share for aggregate gross proceeds of approximately $28.75 million CAD, which included the exercise by the underwriters, in full, of the over-allotment option granted by the Company to the underwriters. As part of the bought deal public offering, approximately $1.3 million in transaction costs were incurred and offset against share capital, and 1,000,000 warrants were issued to the Company’s advisor where each warrant is exercisable for one common share at an exercise price of $3.50 CAD for a period of two years starting July 9, 2020.

On September 4, 2020, the Company completed a bought deal public offering of 10,204,510 common shares at a price of $3.86 CAD per common share for aggregate gross proceeds of approximately $39.39 million CAD, which included the exercise by the underwriters, in full, of the over-allotment option granted by the Company to the underwriters. As part of the bought deal public offering, approximately $1.7 million in transaction costs were incurred and offset against share capital.

a.   Authorized

Authorized share capital consists of an unlimited number of common and preferred shares.

	September 30,	December 31,
	2020	2019

Issued
116,248,178 (2019: 86,607,305) common shares	$346,258	$284,512
Nil (2019: 103,824) preferred shares	-	161
	$346,258	$284,673

Each non-voting preferred share is convertible, at the holder’s option, without payment of any additional consideration by the holder thereof, initially on a one-to-one basis into common shares, subject to adjustment, and in accordance with the terms of the non-voting preferred shares.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2020 and 2019
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

b.   Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

A summary of changes in the Company’s outstanding stock options is presented below:

		September 30,		December 31,
		2020		2019
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of period	8,021	$3.29	3,160	$3.77
Granted	120	3.10	5,915	2.86
Exercised	(33)	2.85	(1,014)	2.33
Expired	(999)	3.75	(40)	2.39
Balance, end of period	7,109	$3.22	8,021	$3.29

The following table summarizes information on stock options outstanding and exercisable as at September 30, 2020:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

$2.00 to $3.00	1.52	3,212	$2.39	2,092	$2.39
$3.01 to $4.00	4.10	2,502	3.52	825	3.52
$4.01 to $5.00	0.26	1,355	4.58	1,355	4.58
$5.01 to $6.00	0.32	40	5.55	40	5.55
		7,109	$3.22	4,312	$3.32

c.   Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the nine-month period ended September 30, 2020 was $0.93 per option (2019: $0.72).

The Company uses the Black-Scholes Option Pricing Model to estimate fair value using the following weighted average assumptions for the three-month and nine-month periods ended September 30, 2020 and 2019:

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2020 and 2019
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019

Expected stock price volatility (1)	-	-	61%	58%
Risk free interest rate	-	-	0.27%	1.60%
Expected life	-	-	3 years	3 years
Expected forfeiture rate	-	-	2.12%	2.72%
Expected dividend yield	-	-	0%	0%

Share-based payments included in cost of sales	$-	$-	$-	$-
Share-based payments included in general and administrative expenses	507	387	1,749	1,676
Total share-based payments	$507	$387	$1,749	$1,676

(1) Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

d.   Warrants

The warrants that are issued and outstanding as at September 30, 2020 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
1,447,426	4.68	Jun 2016	Jun 9, 2021
799,065	4.68	Jul 2016	Jun 14, 2021
1,074,999	3.12	Oct 2018	Oct 1, 2023
15,889	11.32	Apr 2019	May 6, 2022
389,771	2.40	May 2019	May 13, 2022
1,241,200	2.40	May 2019	May 29, 2022
118,664	3.37	Jul 2019	Jul 25, 2022
177,506	4.45	Oct 2019	Oct 30, 2022
1,000,000	3.50	Jul 2020	Jul 9, 2022
6,264,520

e.   Restricted Share Units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other long-term liabilities in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at September 30, 2020, 276,762 (December 31, 2019: 89,196) restricted share units are outstanding at an aggregate value of $0.7 million (December 31, 2019: $0.3 million).

f.   Deferred Share Units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company receive awards of deferred share units on a quarterly basis as payment for 20% to 100% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a cost in director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at September 30, 2020, 470,968 (December 31, 2019: 323,333) deferred share units are issued and outstanding.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2020 and 2019
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

15.  Weighted average basic and diluted number of common shares outstanding

	Three-month		Three-month	Nine-month	Nine-month
	period ended		period ended	period ended	period ended
	September 30,		September 30,	September 30,	September 30,
	2020		2019	2020	2019

Basic weighted average number of shares	108,899,291		81,437,739	99,278,465	66,860,075
Effect of dilutive stock options and warrants	-		-	-	-
Diluted weighted average number of shares	108,899,291	##	81,437,739	99,278,465	66,860,075

Diluted weighted average number of common shares for the three-month and nine-month periods ended September 30, 2020 excludes nil anti-dilutive preferred shares (2019: 3,678,135), 7,108,957 anti-dilutive stock options (2019: 5,769,056) and 6,264,520 anti-dilutive warrants (2019: 5,087,014).

16.  Non-controlling interests

The Company entered into a joint venture agreement with Mr. Eric Sprott effective October 1, 2019 for 40% non-controlling interest of the Company’s Galena Complex with initial contribution of $15 million to fund capital improvements and operations. Mr. Eric Sprott committed to contributing additional funds to support the ongoing operations alongside the Company in proportion of their respective ownership up to $5 million for the first year of operations with the Company contributing any potential excess as necessary. After the first year, contributions revert to the proportional percentage of ownership interests to fund capital projects and operations.

The Company recognized non-controlling interests of $14.3 million equal to the proportionate non-controlling interests’ carrying amount of the Galena Complex at initial recognition classified as a separate component of equity. Subsequent contributions and proportionate share changes in equity are recognized to the carrying amount of the non-controlling interests.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2020 and 2019
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

17.  Revenue

The following is a disaggregation of revenue categorized by commodities sold for the three-month and nine-month periods ended September 30, 2020 and 2019:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019

Silver
Provisional sales revenue	$5,061	$5,218	$12,755	$16,447
Derivative pricing adjustments	202	34	259	39
	5,263	5,252	13,014	16,486
Zinc
Provisional sales revenue	$-	$10,348	$3,077	$37,253
Derivative pricing adjustments	231	(1,277)	(1,049)	(2,186)
	231	9,071	2,028	35,067
Lead
Provisional sales revenue	$4,116	$6,376	$11,522	$20,174
Derivative pricing adjustments	(16)	34	(441)	(92)
	4,100	6,410	11,081	20,082
Other by-products
Provisional sales revenue	$-	$142	$15	$490
Derivative pricing adjustments	-	(23)	36	(103)
	-	119	51	387

Total provisional sales revenue	$9,177	$22,084	$27,369	$74,364
Total derivative pricing adjustments	417	(1,232)	(1,195)	(2,342)
Gross revenue	$9,594	$20,852	$26,174	$72,022
Treatment and selling costs	(2,247)	(8,327)	(6,959)	(26,735)
	$7,347	$12,525	$19,215	$45,287

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 21). Revenue from contracts with customers is recognized net of treatment and selling costs if payment of those amounts is enforced at the time of sale.

18.  Cost of sales

Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales for the three-month and nine-month periods ended September 30, 2020 and 2019:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019

Salaries and employee benefits	$4,622	$6,549	$14,978	$20,002
Raw materials and consumables	1,437	5,576	5,431	16,477
Utilities	713	1,296	2,384	3,945
Other costs	737	428	1,514	1,228
Changes in inventories	(325)	612	236	9
	$7,184	$14,461	$24,543	$41,661

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2020 and 2019
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

19.  Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other segments that do not directly relate to production. The following are components of corporate general and administrative expenses for the three-month and nine-month periods ended September 30, 2020 and 2019:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019

Salaries and employee benefits	$487	$563	$1,619	$1,653
Directors’ fees	75	94	247	285
Share-based payments	526	433	1,877	1,787
Professional fees	160	185	423	523
Office and general	312	629	1,100	1,553
	$1,560	$1,904	$5,266	$5,801

The Company recognized a deduction of approximately $0.2 million during the nine-month period ended September 30, 2020 related to wage subsidies received through the Canada Emergency Wage Subsidy during the COVID-19 pandemic.

20.  Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the nine-month period ended September 30, 2020 was 26.5% and for the year ended December 31, 2019 was 26.5%.

The Company’s net deferred tax asset relates to the U.S. alternative minimum tax credits available:

	September 30,	December 31,
	2020	2019

Alternative minimum tax credits	$-	$343
Provisions and reserves	2,101	2,101
Net operating losses	4,230	4,230
Total deferred tax assets	6,331	6,674
Property, plant and equipment	(6,331)	(6,331)
Net deferred tax assets	$-	$343

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	September 30,	December 31,
	2020	2019

Property, plant and equipment	$832	$851
Other	(105)	329
Total deferred tax liabilities	727	1,180
Provisions and reserves	(413)	(430)
Net deferred tax liabilities	$314	$750

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2020 and 2019
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

21.  Financial risk management

a.   Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i)            Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

As of September 30, 2020, the Company’s exposure to credit risk with respect to trade receivables amounts to $1.4 million (December 31, 2019: $4.6 million). The Company believes credit risk for Mexican Value Added Taxes of $0.9 million (December 31, 2019: $0.6 million) is not significant as they relate to current amounts receivable from Mexican taxation authorities. There is no significant provision recorded for expected credit losses at September 30, 2020 and December 31, 2019.

(ii)            Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are expected to be met through a variety of sources, including cash, cash generated from operations (including Relief Canyon Mine upon reaching commercial production), credit facilities, and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	September 30, 2020
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$19,164	$19,164	$-	$-	$-
Glencore pre-payment facility	3,362	3,362	-	-	-
Interest on Glencore pre-payment facility	44	44	-	-	-
Convertible debenture	10,000	-	10,000	-	-
Interest on convertible debenture	1,504	600	904	-	-
Government loan	4,499	379	4,120	-	-
Loan payable	7,200	7,200	-	-	-
Projected pension contributions	7,037	2,279	2,472	2,022	264
Decommissioning provision	9,742	4	189	-	9,549
Other long-term liabilities	5,270	-	4,675	12	583
	$67,822	$33,032	$22,360	$2,034	$10,396

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2020 and 2019
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities as follows:

	September 30, 2020
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$3,323	$3,323	$-	$-	$-
Other long-term liabilities	4,567	-	4,555	12	-
	$7,890	$3,323	$4,555	$12	$-

The following table summarizes the continuity of the Company’s total lease liabilities discounted using an incremental borrowing ranging from 5% to 12% applied during the period:

	September 30,	December 31,
	2020	2019

Lease liabilities, beginning of period	$7,025	$270
IFRS 16 adoption	-	527
Additions	1,953	6,478
Lease principal payments	(1,962)	(234)
Lease interest payments	(594)	(50)
Accretion on lease liabilities	582	34
Lease liabilities, end of period	$7,004	$7,025

(iii)            Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1)	Interest rate risk

The Company is subject to the interest rate risk of U.S. LIBOR rate plus 5% per annum from the existing Pre-Payment Facility. Interest rates of other financial instruments are fixed.

(2)	Currency risk

As at September 30, 2020, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and Mexican pesos (“MXP”):

Financial instruments that may impact the Company’s net loss or other comprehensive loss due to currency fluctuations include CAD and MXP denominated assets and liabilities which are included in the following table:

	As at September 30, 2020
	CAD	MXP

Cash and cash equivalents	$11,817	$123
Trade and other receivables	73	1,201
Trade and other payables	1,603	5,908

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2020 and 2019
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

As at September 30, 2020, the CAD/USD and MXP/USD exchange rates were 1.33 and 22.46, respectively. The sensitivity of the Company’s net loss and comprehensive loss due to changes in the exchange rates for the nine-month period ended September 30, 2020 is included in the following table:

	CAD/USD	MXP/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net loss	$535	$600
Other comprehensive loss	(4)	(39)

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

As at September 30, 2020, the Company does not have any non-hedge foreign exchange forward contracts outstanding (2019: 104.0 million MXP at average exchange rate of 19.81 MXP/USD with unrealized gain of nil recorded during the nine-month period). During the nine-month period ended September 30, 2020, the Company settled non-hedge foreign exchange forward contracts to buy approximately 26.0 million MXP (2019: 152.0 million MXP) and recorded a realized gain of nil through profit or loss (2019: realized gain of $0.4 million).

(3)	Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at September 30, 2020, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, copper and gold prices would affect trade receivables by approximately $0.1 million.

As at September 30, 2020, the Company does not have any non-hedge commodity forward contracts outstanding (2019: 4.4 million and 3.3 million pounds of zinc and lead, respectively, at average price of $1.21 and $0.95 per pound, respectively, with unrealized gain of $0.5 million recorded during the nine-month period). During the nine-month period ended September 30, 2020, the Company settled non-hedge commodity forward contracts for approximately 1.6 million and 3.3 million pounds of pounds of zinc and lead, respectively, (2019: 7.9 million pounds of zinc) and recorded a realized gain of nil through profit or loss (2019: realized gain of $0.6 million).

Net amount of gain or loss on derivative instruments from non-hedge foreign exchange and commodity forward contracts recognized through profit or loss during the nine-month period ended September 30, 2020 was nil (2019: gain of $1.4 million). Total amount of gain or loss on derivative instruments including those recognized through profit or loss from the Company’s Convertible Debenture and Loan Payable during the nine-month period ended September 30, 2020 was gain of $2.3 million (2019: loss of $0.2 million).

b.   Fair values

The fair value of cash, restricted cash, trade and other payables, and other long-term liabilities approximate their carrying amounts. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

●
Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company’s cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

●
Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

P a g e | 18

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2020 and 2019
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

●	Convertible debenture and loan payable: The principal portion of the Convertible Debenture and Loan Payable are carried at amortized cost.
●
Embedded derivatives: Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.

●
Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:
●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
●
Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

●	Level 3 inputs are unobservable (supported by little or no market activity).

	September 30,	December 31,
	2020	2019

Level 1
Cash and cash equivalents	$22,812	$19,998
Restricted cash	3,985	4,007

Level 2
Trade and other receivables	3,067	5,269
Derivative instruments	2,066	3,855
Loan payable	5,723	-
Glencore pre-payment facility	3,362	5,602
Convertible debenture	9,949	9,935
Government loan	4,499	-

22.  Segmented and geographic information, and major customers

a.   Segmented information

The Company’s operations comprise of four reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b.   Geographic information

All revenues from sales of concentrates for the three-month and nine-month periods ended September 30, 2020 and 2019 were earned in Mexico and the United States. The following segmented information is presented as at September 30, 2020 and December 31, 2019, and for the three-month and nine-month periods ended September 30, 2020 and 2019.

P a g e | 19

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2020 and 2019
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	As at September 30, 2020					As at December 31, 2019
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Cash and cash equivalents	$153	$6,757	$208	$15,694	$22,812	$2,903	$14,761	$770	$1,564	$19,998
Trade and other receivables	1,201	1,792	-	74	3,067	3,852	1,374	-	43	5,269
Inventories	5,923	2,339	-	-	8,262	6,361	2,137	-	-	8,498
Prepaid expenses	715	900	752	417	2,784	615	524	471	304	1,914
Derivative instruments	-	-	-	58	58	-	-	-	585	585
Restricted cash	122	53	3,810	-	3,985	145	55	3,807	-	4,007
Property, plant and equipment	54,237	53,196	130,800	425	238,658	56,094	47,672	86,201	422	190,389
Deferred tax assets	-	-	-	-	-	-	343	-	-	343
Total assets	$62,351	$65,037	$135,570	$16,668	$279,626	$69,970	$66,866	$91,249	$2,918	$231,003

Trade and other payables	$6,956	$5,018	$4,953	$2,237	$19,164	$9,241	$3,805	$6,506	$3,157	$22,709
Derivative instruments	-	-	-	2,124	2,124	-	-	-	4,440	4,440
Loan payable	-	-	-	5,723	5,723	-	-	-	-	-
Glencore pre-payment facility	3,362	-	-	-	3,362	5,602	-	-	-	5,602
Other long-term liabilities	-	583	4,191	496	5,270	-	566	4,495	584	5,645
Deferred revenue	-	-	-	24,179	24,179	-	-	-	25,007	25,007
Convertible debenture	-	-	-	9,949	9,949	-	-	-	9,935	9,935
Government loan	-	4,499	-	-	4,499	-	-	-	-	-
Post-employment benefit obligations	-	13,594	-	-	13,594	-	10,137	-	-	10,137
Decommissioning provision	1,697	2,406	4,153	-	8,256	1,854	2,156	3,755	-	7,765
Deferred tax liabilities	314	-	-	-	314	750	-	-	-	750
Total liabilities	$12,329	$26,100	$13,297	$44,708	$96,434	$17,447	$16,664	$14,756	$43,123	$91,990

	Three-month period ended September 30, 2020					Three-month period ended September 30, 2019
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$256	$7,091	$-	$-	$7,347	$7,684	$4,841	$-	$-	$12,525
Cost of sales	-	(7,184)	-	-	(7,184)	(7,212)	(7,249)	-	-	(14,461)
Depletion and amortization	(424)	(1,285)	(55)	(38)	(1,802)	(2,512)	(905)	(54)	(32)	(3,503)
Care and maintenance costs	(1,768)	(119)	-	-	(1,887)	(10)	(125)	-	-	(135)
Corporate general and administrative	-	-	-	(1,560)	(1,560)	-	-	-	(1,904)	(1,904)
Transaction costs	-	-	-	-	-	-	-	-	(284)	(284)
Exploration costs	(134)	(848)	(117)	-	(1,099)	(406)	(137)	(321)	-	(864)
Accretion on decommissioning provision	(23)	(4)	(7)	-	(34)	(37)	(9)	(7)	-	(53)
Interest and financing income (expense)	(55)	-	-	(29)	(84)	(142)	-	7	143	8
Foreign exchange loss	(141)	-	-	-	(141)	(146)	-	-	(136)	(282)
Gain on derivative instruments	-	-	-	292	292	-	-	-	439	439
Loss before income taxes	(2,289)	(2,349)	(179)	(1,335)	(6,152)	(2,781)	(3,584)	(375)	(1,774)	(8,514)
Income tax expense	(31)	-	-	-	(31)	(278)	-	-	-	(278)
Net loss for the period	$(2,320)	$(2,349)	$(179)	$(1,335)	$(6,183)	$(3,059)	$(3,584)	$(375)	$(1,774)	$(8,792)

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2020 and 2019
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Nine-month period ended Spetember 30, 2020					Nine-month period ended September 30, 2019
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$1,439	$17,776	$-	$-	$19,215	$30,619	$14,668	$-	$-	$45,287
Cost of sales	(2,217)	(22,326)	-	-	(24,543)	(20,111)	(21,550)	-	-	(41,661)
Depletion and amortization	(1,854)	(3,764)	(136)	(101)	(5,855)	(7,514)	(2,680)	(106)	(95)	(10,395)
Care and maintenance costs	(4,143)	(341)	-	-	(4,484)	(30)	(302)	-	-	(332)
Corporate general and administrative	-	-	-	(5,266)	(5,266)	-	-	-	(5,801)	(5,801)
Transaction costs	-	-	-	(23)	(23)	-	-	-	(2,441)	(2,441)
Exploration costs	(553)	(2,402)	(343)	-	(3,298)	(1,039)	(306)	(485)	-	(1,830)
Accretion on decommissioning provision	(81)	(17)	(32)	-	(130)	(111)	(32)	(14)	-	(157)
Interest and financing income (expense)	(201)	-	3	(74)	(272)	(512)	15	14	(1,189)	(1,672)
Foreign exchange gain (loss)	587	-	-	-	587	(76)	-	-	77	1
Gain on disposal of assets	-	65	-	-	65	-	-	-	-	-
Gain (loss) on derivative instruments	-	-	-	2,342	2,342	-	-	-	(140)	(140)
Gain on derivative warrant liability	-	-	-	-	-	-	-	-	46	46
Income (loss) before income taxes	(7,023)	(11,009)	(508)	(3,122)	(21,662)	1,226	(10,187)	(591)	(9,543)	(19,095)
Income tax recovery (expense)	618	-	-	-	618	(505)	-	-	-	(505)
Net income (loss) for the period	$(6,405)	$(11,009)	$(508)	$(3,122)	$(21,044)	$721	$(10,187)	$(591)	$(9,543)	$(19,600)

c.   Major customers

The Company sold concentrates to one customer during the three-month and nine-month periods ended September 30, 2020 (2019: one customer) accounting for 100% (2019: 100%) of revenues.

23.  Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $8.8 million (MXP 196.8 million), of which $3.8 million (MXP 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $4.2 million (MXP 94.6 million) of their original reassessment. The remaining $4.6 million (MXP 102.2 million) consists of $3.8 million (MXP 84.4 million) related to transactions with certain suppliers and $0.8 million (MXP 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $0.8 million (MXP 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $3.8 million (MXP 84.4 million), if denied, would be offset by available tax losses. The Company accrued $0.9 million (MXP 19.9 million) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment. As at September 30, 2020, the accrued liability of the probable obligation was $0.9 million.

24.  Subsequent events

On July 9, 2020, the Company completed the outstanding option acquisition agreement to acquire a 100% interest of the San Felipe property with Hochschild where the Company has agreed to issue to Hochschild 1,687,401 of the Company’s common shares with a value equal to the outstanding payment of $3.75 million plus VAT using the 5-day volume-weighted average price on the Toronto Stock Exchange as of the date of the parties’ agreement, subject to adjustment in certain circumstances. On October 8, 2020, the Company has issued the 1,687,401 common shares to Hochschild.

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